EXHIBIT 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement of Pzena Investment Management, Inc. on Form S-8 of our report dated June 6, 2007, except for the effects of the matter discussed in Note 15(e), which are as of August 3, 2007, which includes an explanatory paragraph relating to a restatement of the 2004 and 2005 consolidated financial statements of Pzena Investment Management, LLC and Subsidiaries, on our audits of the consolidated statement of financial condition as of December 31, 2005 and the related consolidated statements of operations, changes in excess of liabilities over assets, and cash flows, of Pzena Investment Management, LLC and Subsidiaries for the years ended December 31, 2004 and 2005.
/s/ J.H. Cohn LLP
New York, New York
October 29, 2007